Quadra Projects Inc.

6130 Elton Avenue, Las Vegas, Nevada, 89107 Phone: 1-888-597-8899 Fax: 604-697-8898 Email: genera@quadraprojects.com

September 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lynn A. Dicker – Division of Corporate Finance

Dear Ms. Dicker:

	Re:	Quadra Project Inc. (the “Company”)
Form 8K - Item 4.02
Filed on September 14, 2009
File No. 000-53156

Thank you for your letter dated September 15, 2009. Our response to your comments is as follows:

1.	We have disclosed that on August 12, 2009, the noted financial statements should no longer be relied upon.

2.	We have disclosed that we intend on filing the noted Form 10Q by November 30, 2009.

3.	In our amendments, we will describe the effect of the restatement of the officers’ conclusion regarding the effectiveness of our disclosure control and procedures as per Item 307 of Regulation S-K.

The Company will be filing an amended Form 8K Item 4.02 by Wednesday, September 16, 2009.

The Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in review of the Company’s filings or in response to comments on the Company’s filings.

Thank you. Yours truly, Quadra Projects Inc. /s/ Claude Diedrick Claude Diedrick President